CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form 40-F (the "Form 40-F") of our auditor's report dated March 24, 2025 relating to the consolidated financial statements of BTQ Technologies Corp. consisting of the consolidated statement of financial position as at December 31, 2024 and the related consolidated statement of operations and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, which appears as Exhibit 99.64 to the Form 40-F being filed with the United States Securities and Exchange Commission.

We also consent to reference to us under the heading Interests of Experts in the Annual Information Form, filed as Exhibit 99.66 to the Form 40-F.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

August 7, 2025

MNP LLP
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